EXHIBIT 21.1

SUBSIDIARIARIES

•	Shrink Technologies, Inc., a California corporation
•	Shrink Technologies B, Inc., a California corporation
•	Blackbox Semiconductor, Inc., a Delaware corporation
•	Shrink Chips, LLC, a Delaware limited liability company